02030974





SONOMA
VALLEY
BANCORP



# ANNUAL REPORT 2001

# Selected Consolidated Financial Data

*(dollars in thousands, except share and per share data)*

| For the years ended: | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **RESULTS OF OPERATIONS:** | | | | | |
| Net interest income | $ 8,236 | $ 7,870 | $ 6,669 | $ 5,987 | $ 5,282 |
| Provision for loan losses | 342 | 335 | 240 | 335 | 295 |
| Non-interest income | 1,309 | 893 | 941 | 878 | 735 |
| Non-interest expense | 5,224 | 5,061 | 4,614 | 4,100 | 3,519 |
| Provision for income tax | 1,379 | 1,160 | 976 | 843 | 789 |
| Extraordinary item | | | | | |
| | $ 2,600 | $ 2,207 | $ 1,810 | $ 1,587 | $ 1,414 |
| **SELECTED AVERAGE BALANCES:** | | | | | |
| Assets | $ 147,807 | $ 135,924 | $ 123,202 | $ 107,202 | $ 98,359 |
| Loans, net of unearned | 100,605 | 86,547 | 73,222 | 70,838 | 56,811 |
| Deposits | 129,534 | 120,135 | 109,801 | 95,819 | 89,050 |
| Shareholders' equity | 15,121 | 12,984 | 11,490 | 9.976 | 8,377 |
| **PER SHARE DATA:** | | | | | |
| Basic net income | $ 1.94 | $ 1.64 | $ 1.33 | $ 1.16 | $ 1.03 |
| Fully diluted net income | $ 1.83 | $ 1.59 | $ 1.31 | $ 1.15 | $ 1.03 |
| Period end book value | $ 12.50 | $ 10.64 | $ 8.90 | $ 7.86 | $ 6.68 |
| Weighted average shares outstanding | 1,33[illegible] 744 | 1,344,166 | 1,363,040 | 1,368,396 | 1,368,396 |
| **FINANCIAL RATIOS:** | | | | | |
| Return on average assets | 1.76% | 1.62% | 1.47% | 1.48% | 1.44% |
| Return on average shareholders' equity | 17.19% | 17.00% | 15.75% | 15.91% | 16.88% |
| Net yield on earning assets | 6.25% | 6.49% | 6.04% | 6.22% | 5.95% |
| Cost Control ratio | 52.72% | 55.06% | 58.52% | 57.97% | 57.01% |
| Average shareholders' equity to average assets | 10.23% | 9.55% | 9.33% | 9.31% | 8.52% |
| **CAPITAL RATIOS:** | | | | | |
| Risk-based capital: | | | | | |
| Tier I | 11.81% | 12.78% | 12.36% | 12.57% | 12.32% |
| Total | 13.07% | 14.04% | 13.62% | 13.83% | 13.57% |
| Leverage ratio | 10.38% | 10.11% | 9.54% | 9.55% | 8.65% |
| **CREDIT QUALITY:** | | | | | |
| Net charge-offs to average loans | 0.05% | -0.04% | 0.04% | 0.09% | 0.25% |
| Allowance for possible loan losses to period end loans | 2.25% | 2.29% | 2.19% | 2.12% | 2.01% |

Dear Shareholders:

Your community bank and holding company, Sonoma Valley Bancorp, had net earnings for the year of $2,600,000, or $1.94 per share in 2001 compared to $2,207,000 or $1.64 per share one year ago, an 18% growth. Based upon year end information, the annualized Return on Average Assets was 1.76% and the annualized Return on Average Equity was 17.19%. Book value for the outstanding shares of stock as of year end was $12.50, an increase of 17.5% over 2000.

Total assets grew to $157 Million at December 31, 2001, an increase of 12% over 2000. Deposits also grew 11.8% to $138 Million from $123 Million in 2000. Total loans reached $105 Million, a growth of $15 Million over 2000, a 16% increase.

In August of 2001, Sonoma Valley Bancorp was recognized by U.S.Banker magazine for outstanding performance in the $131 Million to $201 Million asset size group of publicly traded banking companies nationwide. Based upon the growth in earnings per share and growth in return on equity from 1996-2000, Sonoma Valley Bancorp earned the Number One national ranking as the most profitable banking company overall in its asset size group for the five year period.

For the eighth year, Findley Reports, Inc., the California Bank Rating Company named Sonoma Valley Bancorp to its list of SUPER PREMIER PERFORMING BANKS in 2001. Bauer Financial Services again awarded the bank its highest designation, FIVE STAR, noting the strength and earnings performance of the bank. This is the eighth year Sonoma Valley Bancorp has received this recognition.

We would like to thank our shareholders, dedicated team members and loyal customers for their continued confidence.

Bob Nicholas
*Chairman of the Board*

Mel Switzer, Jr.
*President & CEO*

## Management's Discussion and Analysis of Financial Condition and Results of Operations

***The year ended December 31, 2001 versus December 31, 2000***

The operations for the fiscal year ended December 31, 2001, were those of the Company. The operations for the fiscal year ended December 31, 2000, were principally those of the Bank, since the reorganization was completed on November 1, 2000. Accordingly the following discussion and analysis of the financial condition and the results of operations should be read in conjunction with the financial statements and notes included elsewhere in this annual report. Per share amounts for prior years have been adjusted for the Bank's prior 2 for 1 stock split declared March 18, 1998, 10% stock dividends declared June 18, 1997 and May 22, 1996 and 5% stock dividends declared in July 2001, August 2000, July 1999, January and August, 1995, July 1994, June 1993 and May, 1992.

### *Overview*

Net income was $2,600,244 ($1.94 per share) for 2001 compared with earnings of $2,206,710 ($1.64 per share) in 2000. Return on average shareholders' equity increased from 17.00% in 2000 to 17.19% in 2001. Return on average total assets for 2001, 2000 and 1999 were 1.76%, 1.62% and 1.47%, respectively.

At December 31, 2001 total assets were $157.4 million, a 12.1% increase over the $140.4 million at December 31, 2000. The Company displayed loan growth to $107.4 million in 2001, compared with $92.6 million at year-end 2000, a growth rate of 16.1%. Deposits also increased, growing 11.8%, from $123.1 million at year-end 2000 to $137.7 million at year-end 2001. The loan-to-deposit ratio increased from 75.2% in 2000 to 78.1% in 2001, a reflection of stronger loan growth compared to the growth of deposits.

### *Net Interest Income*

Net interest income is the difference between total interest income and total interest expense. Net interest income, adjusted to a fully taxable equivalent basis, increased $398,000 to $8.6 million, up 4.9% from 2000 net interest income of $8.2 million. Net interest income on a fully taxable equivalent basis, as shown on the table - Average Balances, Yields and Rates Paid (page 15), is higher than net interest income on the statements of operations because it reflects adjustments applicable to tax-exempt income from certain securities and loans ($364,000 in 2001 and $333,000 in 2000, based on a 34% federal income tax rate).

The increase in net interest income (stated on a fully taxable equivalent basis) was the net effect of a $265,000 increase in interest income and a $133,000 decrease in interest expense which is a result of loan growth of 16.1% while deposit growth was 11.8%.

Net interest income (stated on a fully taxable equivalent basis) expressed as a percentage of average earning assets, is referred to as net interest margin. The Company's net interest margin declined 24 basis points to 6.25% in 2001 from 6.49% in 2000.

### *Interest Income*

As previously stated, interest income (stated on a fully taxable equivalent basis) increased by $265,000 to $11.5 million in 2001, a 2.4% gain over the $11.2 million realized in 2000.

The $265,000 increase was the effect of a 8.8% increase in average earning assets to $137.5 million offset by a 52 basis point decline in average yield for the year.

### *Interest Expense*

Total interest expense declined by $133,000 to $2.9 million. The average rate paid on all interest-bearing liabilities was 2.89%, compared to 3.23% in 2000. Average balances increased from $93.3 million to $99.8 million, a 7.0% gain.

The gain in volume of average balances was responsible for a $188,000 increase in interest expense offset by a $321,000 decrease related to lower interest rates paid for a net decrease of $133,000. The lower rates paid on interest-bearing liabilities is a result of a declining interest rate environment.

Individual components of interest income and interest expense are provided in the table - Average Balances, Yields and Rates Paid on page 15.

### *Provision for Loan Losses*

The provision for loan losses charged to operations is based on the Bank's monthly evaluations of the loan portfolio and the adequacy of the allowance for loan losses in relation to total loans outstanding. The provisions to the allowance for loan losses amounted to $342,000 in 2001 and $335,000 in 2000. The increase in the provision is the result management's evaluation and assessment of the loan portfolio.

Loans charged-off, net of recoveries, resulted in losses totaling $47,000 in 2001 and recoveries of $32,000 in 2000. The increase in charge offs reflects current economic conditions and management's efforts to identify problems early.

### *Non-interest Income*

Non-interest income of $1.3 million increased 46.6% in comparison with the $893,000 recorded in 2000. The increase was primarily due to a $237,000 increase in service charge on deposit accounts.

### *Non-interest Expense*

Total non-interest expense increased 3.2% to $5.2 million in 2001 from $5.1 million in 2000. Non-interest expense represented 3.6% of average total assets in 2001 and 3.7% in 2000. The expense/asset ratio is a standard industry measurement of a bank's ability to control its overhead or non-interest costs. During 2002, the Company will continue to emphasize cost controls. Certain costs are not controllable by management. Refer to Note I, page 43 and 44, for a detailed description of Non-Interest Income and Non-Interest Expense.

### *Salaries and Benefits*

Salaries and benefits increased 19.2% from $2.6 million in 2000 to $3.1 million in 2001. The 2001 increase reflects normal merit increases and employee incentives paid as a result of the Company's strong earnings in 2001. Additionally, there were significant increases in workers compensation and employee medical benefits. At December 31, 2001 and 2000 total full-time equivalent employees were 37. Year-end assets per employee were $4.3 million in 2001 compared to $3.8 million in 2000 and 3.6 million in 1999.

# Average Balances/Yields and Rates Paid

*Rate/Volume*

| ASSETS | Twelve Months Ended 12/31/01 Average Balance | Income/ Expense | Yield/ Rate | Twelve Months Ended 12/31/00 Average Balance | Income/ Expense | Yield/ Rate | Twelve Months Ended 12/31/99 Average Balance | Income/ Expense | Yield/ Rate |
|---|---|---|---|---|---|---|---|---|---|
| Interest-earning assets: | (Dollars in thousands) | | | (Dollars in thousands) | | | (Dollars in thousands) | | |
| Loans (2): | | | | | | | | | |
| Commercial | $ 61,888 | $ 5,582 | 9.02% | $ 52,475 | $ 5,195 | 9.90% | $ 48,928 | $4,590 | 9.38% |
| Consumer | 14,583 | 1,370 | 9.39% | 11,889 | 1,179 | 9.92% | 14,622 | 1,371 | 9.38% |
| Real estate construction | 12,393 | 1,279 | 10.32% | 11,316 | 1,224 | 10.82% | 7,176 | 822 | 11.45% |
| Real estate mortgage | 8,983 | 823 | 9.16% | 8,763 | 830 | 9.47% | 2,033 | 194 | 9.54% |
| Tax Exempt Loans (1) | 2,566 | 220 | 8.57% | 1,798 | 149 | 8.29% | 149 | 14 | 9.40% |
| Leases | 409 | 42 | 10.27% | 537 | 55 | 10.24% | 466 | 39 | 8.37% |
| Tax Exempt Leases (1) | 165 | 15 | 9.09% | 122 | 11 | 9.02% | 145 | 11 | 7.59% |
| Unearned loan fees | (382) | | | (353) | | | (297) | | |
| Total loans | 100,605 | 9,331 | 9.27% | 86,547 | 8,643 | 9.99% | 73,222 | 7,041 | 9.62% |
| Investment securities: | | | | | | | | | |
| Available for sale: | | | | | | | | | |
| Taxable | 16,681 | 1,016 | 6.09% | 22,981 | 1,442 | 6.27% | 13,915 | 855 | 6.14% |
| Tax-exempt (1) | 0 | 0 | 0.00% | 199 | 15 | 7.54% | 455 | 32 | 7.03% |
| Hold to maturity: | | | | | | | | | |
| Taxable | 203 | 13 | 6.40% | 347 | 19 | 5.48% | 661 | 40 | 6.05% |
| Tax-exempt (1) | 11,779 | 837 | 7.11% | 11,509 | 803 | 6.98% | 9,744 | 664 | 6.81% |
| Total investment securities | 28,663 | 1,866 | 6.51% | 35,036 | 2,279 | 6.50% | 24,775 | 1,591 | 6.42% |
| Federal funds sold | 8,219 | 286 | 3.48% | 4,802 | 294 | 6.12% | 16,927 | 832 | 4.92% |
| Total Due from Banks/Interest bearing | 11 | 0 | 2.73% | 40 | 2 | 4.33% | 15 | 1 | 4.33% |
| Total interest-earning assets | 137,498 | $11,483 | 8.35% | 126,425 | $11,218 | 8.87% | 114,939 | $9,465 | 8.23% |
| Non-interest-bearing assets: | | | | | | | | | |
| Reserve for loan losses | (2,263) | | | (1,916) | | | (1,640) | | |
| Cash and due from banks | 6,620 | | | 6,115 | | | 5,747 | | |
| Premises and equipment | 620 | | | 619 | | | 572 | | |
| Other assets | 5,332 | | | 4,681 | | | 3,584 | | |
| **Total assets** | $147,807 | | | $135,924 | | | $123,202 | | |
| **EQUITY** | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Interest bearing deposits: | | | | | | | | | |
| Interest bearing transaction | $ 21,940 | $ 149 | 0.68% | $ 20,875 | $ 204 | .98% | $ 19,477 | $ 193 | .99% |
| Savings Deposits | 42,074 | 997 | 2.37% | 38,400 | 1,016 | 2.65% | 35,628 | 881 | 2.47% |
| Time deposits over $100,000 | 16,739 | 845 | 5.05% | 15,177 | 831 | 5.48% | 12,844 | 608 | 4.73% |
| Other time deposits | 18,913 | 885 | 4.68% | 18,594 | 947 | 5.09% | 18,624 | 839 | 4.50% |
| Total interest-bearing deposits | 99,666 | 2,876 | 2.89% | 93,046 | 2,998 | 3.22% | 86,573 | 2,521 | 2.91% |
| Federal funds purchased | 0 | 0 | 0.00% | 69 | 5 | 7.25% | 0 | 0 | 0.00% |
| Other short term borrowings | 174 | 7 | 4.02% | 186 | 13 | 6.99% | 0 | 0 | 0.00% |
| Total interest-bearing liabilities | 99,840 | $ 2,883 | 2.89% | 93,301 | $ 3,016 | 3.23% | 86,573 | $2,521 | 2.91% |
| Non-interest-bearing liabilities: | | | | | | | | | |
| Non interest bearing demand deposits | 29,868 | | | 27,089 | | | 23,228 | | |
| Other liabilities | 2,978 | | | 2,550 | | | 1,911 | | |
| Shareholders' equity | 15,121 | | | 12,984 | | | 11,490 | | |
| **Total liabilities and Shareholders' Equity** | $147,807 | | | $135,924 | | | $123,202 | | |
| Interest rate spread | | | 5.46% | | | 5.64% | | | 5.32% |
| Interest income | | $11,483 | 8.35% | | $11,218 | 8.87% | | $9,465 | 8.23% |
| Interest expense | | 2,883 | 2.10% | | 3,016 | 2.39% | | 2,521 | 2.19% |
| Net interest income/margin | | $ 8,600 | 6.25% | | $ 8,202 | 6.49% | | $6,944 | 6.04% |

(1) Fully tax equivalent adjustments are based on a federal income tax rate of 34% in 2001, 2000 and 1999.

(2) Non-accrual loans have been included in loans for the purposes of the above presentation. Loan fees of approximately $334,000, $312,000 and $279,000 for the twelve months ended December 31, 2001, 2000 and 1999, respectively, were amortized to the appropriate loan interest income categories.

### *Premises and Equipment*

Expenses related to premises and equipment declined by 3.3% to $586,000 in 2001 from $606,000 in 2000. Building lease expense on three locations and storage units increased to $268,000 in 2001 from $260,000 in 2000. Sublease income for 2000 totaled $800 compared to no sublease income in 2001. The elimination of sublease income in 2001 is due to the Company assuming the entire building at 463 Second Street West for it's own use.

### *Other Non-interest Expense*

Other non-interest expense declined by 17.8% to $1.5 million in 2001 from $1.8 million in 2000. The decrease was primarily the result of a 22.3% decrease in professional fees. Professional fees is the largest category of other non-interest expense, primarily comprised of data processing, item processing and ATM services, as well as accounting, legal and other professional fees. These services decreased by $217,000 to $757,000 in 2001 from $973,000 in 2000. Increases in other categories reflect the increased growth and volume of business in general.

### *Provision for Income Taxes*

The provision for income taxes increased to an effective tax rate of 34.66% in 2001 compared with 34.45% in 2000.

## Balance Sheet Analysis

### *Investment Securities*

Securities are classified as held to maturity if the Company has both the intent and the ability to hold these securities to maturity. As of December 31, 2001, the Company had securities totaling $11.8 million with a market value of $12.1 million categorized as held to maturity. Decisions to acquire municipal securities, which are generally placed in this category, are based on tax planning needs and pledge requirements.

Securities are classified as available for sale if the Company intends to hold these debt securities for an indefinite period of time, but not necessarily to maturity. Investment securities which are categorized as available for sale are acquired as part of the overall asset and liability management function and serve as a primary source of liquidity. Decisions to acquire or dispose of different investments are based on an assessment of various economic and financial factors, including, but not limited to, interest rate risk, liquidity and capital adequacy. Securities held in the available for sale category are recorded at market value, which is $10.9 million compared to an amortized cost of $10.7 million as of December 31, 2001.

At year end 2001 the overall portfolio had a market value of $23.1 million compared with an amortized cost of $22.5 million. Investment securities decreased 32.2% to $22.7 million from $33.5 million in 2000. The Company maintains an investment portfolio of securities rated A or higher by Standard and Poor's and/or Moody's Investors Service. Tax-exempt bonds are occasionally purchased without an A rating. In the opinion of management, there was no investment in securities at December 31, 2001 that would constitute a material credit risk to the Company.

The table below shows the components of the investment portfolio and average yields. For further information concerning the Company's total securities portfolio, including market values and unrealized gains and losses, refer to Note C of the Notes to Consolidated Financial Statements on pages 37, 38 and 39.

| | Twelve months ended 12/31/01 | | Twelve months ended 12/31/00 | |
|---|---|---|---|---|
| | **Average Balance** | **Average Yield** | Average Balance | Average Yield |
| U.S. Treasury securities | **$12,280** | **6.1%** | $14,898 | 6.2% |
| U.S. federal agency issues | **2,019** | **6.2%** | 2,958 | 6.5% |
| State, county and municipal issues | **11,982** | **7.1%** | 12,055 | 6.9% |
| Corporate securities | **2,121** | **6.2%** | 4,840 | 6.4% |
| Equity securities | **261** | **6.1%** | 285 | 7.7% |
| Total investment securities | **$28,663** | **6.5%** | $35,036 | 6.5% |

### *Loans*

A comparative schedule of average loan balances is presented in the table on page 15; year-end balances are presented in Note D to the Consolidated Financial Statements pages 39 and 40.

Loan balances, net of deferred loan fees at December 31, 2001, were $107.4 million, an increase of 16.1% over 2000. Commercial loans, comprising 66.9% of the portfolio, increased $16.1 million, or 28.7% over 2000. This increase represented the primary reason for the overall growth in the portfolio. Included in commercial loans are loans made for commercial purposes and secured by real estate.

Real Estate Construction loans increased $1.3 million, or 10.3% over 2000 balances. Consumer loans, including home equity loans, increased $108,000 or .8% over 2000 balances while real estate mortgage loans declined $2.1 million. In 1997 the Company offered leasing opportunities to small businesses. Lease financing receivables for year end 2001 decreased $454,000 or 57.1%.

### *Risk Elements*

The majority of the Company's loan activity is with customers located within Sonoma County. Approximately 82% of the total loan portfolio is secured by real estate located in the Company's service area (see Note P, on page 53 and 54 of the Consolidated Financial Statements, Concentration of Credit Risk).

Significant concentrations of credit risk may exist if a number of loan customers are engaged in similar activities and have similar economic characteristics. The Company believes that it has policies in place to identify problem loans and to monitor concentration of credits of loan customers engaged in similar activities.

## *Commitments and Letters of Credit*

Loan commitments are written agreements to lend to customers at agreed upon terms provided there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Loan commitments may have variable interest rates and terms that reflect current market conditions at the date of commitment. Because many of the commitments are expected to expire without being drawn upon, the amount of total commitments does not necessarily represent the Company's anticipated future funding requirements. Unfunded loan commitments were $41.9 million at December 31, 2001 and $35.3 million at December 31, 2000.

Standby letters of credit commit the Company to make payments on behalf of customers when certain specified events occur. Standby letters of credit are primarily issued to support customers' financing requirements of twelve months or less and must meet the Company's normal policies and collateral requirements. Standby letters of credit outstanding were $953,000 at December 31, 2001 and $493,000 at December 31, 2000.

## *Nonperforming Assets*

Management classifies all loans as non-accrual loans when they become more than 90 days past due as to principal or interest, or when the timely collection of interest or principal becomes uncertain, if earlier, unless they are adequately secured and in the process of collection.

A loan remains in a non-accrual status until both principal and interest have been current for six months and meets cash flow or collateral criteria or when the loan is determined to be uncollectible and is charged off against the allowance for loan losses, or in the case of real estate loans, is transferred to other real estate owned. A loan is classified as a restructured loan when the interest rate is materially reduced, when the term is extended beyond the original maturity date or other concessions are made by the Company because of the inability of the borrower to repay the loan under the original terms.

The Company had $747,000 in non-accrual status at December 31, 2001 and $294,000 at December 31, 2000. There were no loans 90 days or more past due at December 31, 2001 and 2000.

## *Allowance for Loan Losses*

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by charge-offs, net of recoveries. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

The review process is intended to identify loan customers who may be experiencing financial difficulties. In these circumstances, a specific reserve allocation or charge-off may be recommended. Other factors considered by management in evaluating the adequacy of the allowance include: loan volume, historical net loan loss experience, the condition of industries and geographic areas experiencing or expected to experience economic adversities, credit evaluations, and current economic conditions. The allowance for loan losses is not a precise amount, but based on the factors above, represents management's best estimate of losses that may be ultimately realized from the current loan portfolio.

Worsening conditions in certain economic sectors and geographic areas could adversely affect the loan portfolio, necessitating larger provisions for loan losses than currently estimated. However, as of December 31, 2001, the Company believes its overall allowance for loan losses is adequate based on its analysis of conditions at that time.

At December 31, 2001, the allowance for loan losses was $2.4 million, or 2.2% of year end loans, compared with $2.1 million or 2.3% of year end loans at December 31, 2000. Net charge-offs to average loans increased when compared with the prior year. The Company recorded net losses of .05% in 2001 compared to net recoveries of .04% in 2000. The continued low level of charge-offs in 2001 reflects the Company's attention and effort in managing and collecting past due loans by encouraging the customer to bring them to a current status or to pay them off.

## *Deposits*

A comparative schedule of average deposit balances is presented in the table on page 15; year-end deposit balances are presented in the table below.

Total deposits increased $14.6 million (11.8%) in 2001, to $137.7 million. Demand deposits increased $1.2 million, or 3.9% in 2001. Savings deposits increased by $10.0 million, or 28.0% and interest bearing checking increased $2.5 million or 11.7% during 2001. Other time deposits of less than $100,000 declined $666,000, or 3.5% and time deposits over $100,000 increased $1.5 million, for an increase of 9.4% over 2000 balances.

The composition of deposits for the years ending December 31, 2001 and 2000 are as follows:

| | **December 31, 2001** | **Percentage of Total** | December 31, 2000 | Percentage of Total |
|---|---|---|---|---|
| Interest bearing transaction deposits | **$ 23,865,954** | **17.3%** | $ 21,369,905 | 17.4% |
| Savings deposits | **45,523,306** | **33.1%** | 35,551,104 | 28.9% |
| Time deposits, $100,000 and over | **17,809,990** | **12.9%** | 16,278,342 | 13.2% |
| Other time deposits | **18,159,339** | **13.2%** | 18,824,403 | 15.3% |
| Total interest bearing deposits | **105,358,589** | **76.5%** | 92,023,754 | 74.8% |
| Demand deposits | **32,296,390** | **23.5%** | 31,072,318 | 25.2% |
| Total deposits | **$137,654,979** | **100.0%** | $123,096,072 | 100.0% |

## Capital

The Bank is subject to FDIC regulations governing capital adequacy. The FDIC has adopted risk-based capital guidelines which establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. Under the current guidelines, as of December 31, 2001, the Bank was required to have minimum Tier I and total risk-based capital ratios of 4% and 8% respectively. To be well capitalized under Prompt Corrective Action Provisions requires minimum Tier I and total risk-based capital ratios should be 6% and 10% respectively.

The FDIC has also adopted minimum leverage ratio guidelines for compliance by banking organizations. The guidelines require a minimum leverage ratio of 4 percent of Tier I capital to total average assets. Banks experiencing high growth rates are expected to maintain capital positions well above the minimum levels. The leverage ratio in conjunction with the risk-based capital ratio constitute the basis for determining the capital adequacy of banking organizations.

Based on the FDIC's guidelines, the Bank's total risk-based capital ratio at December 31, 2001 was 13.07% and its Tier I risk-based capital ratio was 11.81%. The Bank's leverage ratio was 10.38%. All the ratios exceed the minimum guidelines of 8.00%, 4.00% and 4.00%, respectively. The ratios at December 31, 2000 were 14.04%, 12.78% and 10.11%, respectively.

In January 2001, the Company approved a program to repurchase Sonoma Valley Bancorp stock up to $1 million. As of December 31, 2001, $571,408 was purchased and retired. The Company is continuing to repurchase Sonoma Valley Bancorp stock up to the authorized amount.

Management believes that the Bank's current capital position, which exceeds guidelines established by industry regulators, is adequate to support its business.

## Liquidity Management

The Company's liquidity is determined by the level of assets (such as cash, federal funds sold and available-for-sale securities) that are readily convertible to cash to meet customer withdrawal and borrowing needs. Deposit growth also contributes to the Company's liquidity needs. The Company's liquidity position is reviewed by management on a regular basis to verify that it is adequate to meet projected loan funding and potential withdrawal of deposits. The Company has a comprehensive Asset and Liability Policy which it uses to monitor and determine adequate levels of liquidity. At year end 2001, the Company's liquidity ratio (adjusted liquid assets to deposits and short term liabilities) was 21.08% compared to 24.27% and 28.98% at year end 2000 and 1999, respectively. Management expects that liquidity will remain adequate throughout 2001, as loans are not expected to grow significantly more than deposits, and excess funds will continue to be invested in quality liquid assets.

## Asset/Liability Management

The principal objectives of asset/liability management are to manage the sensitivity of net interest rate spreads to changes in interest rates. In addition, management attempts to balance risk with profitability. Interest rate sensitivity measures the differences in the timing at which certain assets and liabilities are repriced.

The following table sets forth the dollar amounts of maturing and/or repricing assets and liabilities for various periods. This does not include the impact of prepayments or other forms of convexity caused by changing interest rates. Historically, this has been immaterial and estimates for them are not included.

The Company has more liabilities than assets repricing during the next year. However, because the Company's asset rates change more than deposit rates, the Company's interest income will change more than cost of funds when rates change. Its net interest margin should therefore increase somewhat when rates increase and shrink somewhat when rates fall. The current estimate is a $206,000 increase for a 1% increase in the Fed Funds rate and a $224,000 decrease for a 1% decline in the Fed Funds rate.

The Company controls its long term interest rate risk by keeping long term fixed rate assets (longer than 5 years) less than its long term fixed rate funding, primarily demand deposit accounts and capital. The following table sets forth cumulative maturity distributions as of December 31, 2001 for the Company's interest-bearing assets and interest-bearing liabilities, and the Company's interest rate sensitivity gap as a percentage of total interest-earning assets. The table shows $39.9 million in fixed rate loans over 5 years. Many variable rate credit lines reached floors in 2001, and were reclassed to the fixed rate category. As soon as interest rates increase, the loans will no longer be at floors and will reclass back to the floating rate category.

| (Dollars in thousands)<br>December 31, 2001 | 3 months | 12 months | 3 years | 5 years | 15 years | >15 years | Totals |
|---|---|---|---|---|---|---|---|
| ASSETS: | | | | | | | |
| Fixed rate investments | $ 3,116 | $ 5,591 | $ 8,336 | $ 759 | $ 3,474 | $ 1,189 | $ 22,465 |
| Variable rate investments | | | | | | 267 | 267 |
| Fixed rate loans | 3,499 | 10,822 | 8,268 | 7,599 | 39.987 | 2,848 | 73,023 |
| Variable rate loans | 31,611 | 352 | 1,303 | 893 | 0 | 0 | 34,159 |
| Interest-bearing balances | 8 | | | | | | 8 |
| Fed funds sold | 13,250 | | | | | | 13,250 |
| Interest bearing assets | 51,484 | 16,765 | 17,907 | 9,251 | 43,461 | 4,304 | 143,172 |
| LIABILITIES: | | | | | | | |
| Interest bearing transaction deposits | 23,866 | | | | | | 23,866 |
| Savings deposits | 45,523 | | | | | | 45,523 |
| Time deposits | | | | | | | |
| Fixed rate >100m | 6,607 | 9,645 | 1,054 | 504 | | | 17,810 |
| Fixed rate <100m | 7,566 | 8,441 | 1,720 | 381 | | | 18,108 |
| Floating rate >100m | | | | | | | 0 |
| Floating rate <100m | 51 | | | | | | 51 |
| Borrowings | 0 | | | | | | 0 |
| Interest Bearing Liabilities | $ 83,613 | $ 18,086 | $ 2.774 | $ 885 | $ 0 | $ 0 | $105,358 |
| Rate Sensitivity Gap | (32,129) | (1,321) | 15,133 | 8,366 | 43,461 | 4,304 | |
| Cumulative Rate Sensitivity Gap | (32,129) | (33,450) | (18,317) | (9,951) | 33,510 | 37,814 | |
| Cumulative Position to Total Assets | (20.42%) | (21.26%) | (11.64%) | (6.32%) | 21.29% | 24.03% | |

## Inflation

Assets and liabilities of a financial institution are principally monetary in nature. Accordingly, interest rates, which generally move with the rate of inflation, have potentially the most significant effect on the Company's net interest income. The Company attempts to limit inflation's impact on rates and net income margins by minimizing its effect on these margins through continuing asset/liability management programs.

## Management's Discussion and Analysis

***The Year Ended December 31, 2000 versus December 31, 1999***

### *Summary*

Net earnings for 2000 were $2.2 million compared with $1.8 million in 1999. Earnings per share for 2000 were $1.64 compared with $1.33 in 1999. Return on average assets was 1.62% in 2000 compared with 1.47% the previous year, while return on average equity was 17.00% in 2000 and 15.75% for the previous year.

Total assets reached $140.4 million in 2000, an 8.3% increase over the $129.6 million at December 31, 1999. Loans increased 15.6% to $92.6 million, compared with $80.1 million at year-end 1999. Deposits also increased, growing 6.9% from $115.2 million at year-end 1999 to $123.1 million at year-end 2000. The loan-to-deposit ratio increased from 69.6% to 75.2%.

### *Net Interest Income*

Net interest income on a fully tax equivalent basis increased by $1.3 million to $8.2 million in 2000, up 18.1% from 1999 net interest income of $6.9 million. The net interest margin for 2000 increased to 6.49% from 6.04% for the previous year. Individual components of interest income and interest expense are provided in the table - Average Balances, Yields and Rates Paid on page 15.

### *Interest Income*

Interest income increased by $1.8 million to $11.2 million for an 18.5% gain over the $9.5 million realized in 1999. The volume of earning assets increased by 10.0% to $126.4 million from $114.9 million in 1999, while the yield on average earning assets increased by 64 basis points.

### *Interest Expense*

Interest expense increased by $495,000 to $3.0 million in 2000 from $2.5 million in 1999. The average rate paid on all interest-bearing liabilities increased from 2.91% in 1999 to 3.23% in 2000 while average balances increased from $86.6 million to $93.3 million, a 7.8% gain over 1999. The gain in volume of average balances was responsible for a $231,000 increase in interest expense and higher interest rates paid resulted in an additional $264,000 increase for a total increase of $495,000. The higher rates paid on interest bearing liabilities is the result of a raising rate environment.

### *Provision for Loan Losses*

The provision for loan losses was $335,000 in 2000 and $240,000 in 1999. The increase in the provision is primarily the result of loan growth and management's evaluation and assessment of the loan portfolio. Loans charged off, net of recoveries, resulted in recoveries totaling $32,000 in 2000 and losses of $29,000 in 1999. The decline in charge-offs reflects current economic conditions and managements efforts to identify problems early.

### *Non-interest Income*

Non-interest income decreased by 5.1% to $893,000 from $941,000 the previous year. The decrease was primarily due to a $97,000 loss recorded on the sale of investment securities.

### *Non-interest Expense*

Non-interest expenses increased 9.7% to $5.1 million in 2000 from $4.6 million in 1999. Non-interest expense represented 3.7% of average total assets at December 31, 2000 and 1999.

Salaries and benefits increased by 19.6% from $2.2 million in 1999 to $2.6 million in 2000. The 2000 increase reflects normal merit increases, incentives and other increases in employee benefits. At December 31, 2000, total full-time equivalent employees were 37 compared to 36 at December 31, 1999. Year end assets per employee were $3.8 million in 2000 compared to $3.6 million in 1999.

Expenses related to premises and equipment increased by 9.0% to $606,000 in 2000, from $556,000 in 1999. Building lease expense on three locations and storage units increased to $252,000 in 2000 from $249,000 in 1999. Sublease income for 2000 decreased to $800 from $3,000 in 1999. The 2000 decline in sublease income is due to the Bank assuming the entire building at 463 Second Street West in Sonoma for it's own use.

Other non-interest expenses decreased by 1.9% to $1.8 million in 2000 from $1.9 million in 1999. The decrease was primarily the result of a 9.3% decrease in professional fees. Professional fees is the largest category of other non-interest expense, primarily comprised of data processing, item processing and ATM services, as well as accounting, legal and other professional fees. These services decreased by $100,000 to $973,000 in 2000 from $1.1 million in 1999. In 1999 consultants were hired to assist with Year 2000 readiness resulting in a decrease in professional fees in 2000. Other increases reflect the increased growth and volume of business in general.

### *Provision for Income Taxes*

The provision for income taxes decreased to an effective tax rate of 34.45% in 2000 compared with 35.03% in 1999.

### *Financial Statements and Supplementary Data*

For consolidated financial statements of the Bancorp, see consolidated balance sheets as of December 31, 2001 and 2000, consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for the three years ended December 31, 2001 and notes to consolidated financial statements at pages 27 through 59 of this annual report.

### *Market for the Company's Common Stock and Related Security Holder Matters*

Following the reorganization the Company's common stock began trading on the Over the Counter Bulletin Board under the symbol "SBNK", and the Bank's stock ceased to be traded. The Company is not listed on any exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ), but is considering applying for the listing of its shares of common stock on the Nasdaq SmallCap Market. However, no determination in that regard has yet been made by the Company.

Several brokers act as facilitators in the trades of Sonoma Valley Bancorp stock. They are:

A.G. Edwards
703 2nd Street, Suite 100
Santa Rosa, CA 95409
Denise Gilseth
(800) 972-4800

Paine Webber
6570 Oakmont Drive
Santa Rosa, CA 95409
John Rector
(707) 539-1500

Edward Jones
515 First Street East
Sonoma, CA 95476
Gary Scott
(707) 935-1856

Edward Jones
19485 Sonoma Hwy, Suite G
Sonoma, CA 95476
James Wandzilak
(707) 935-0865

Wedbush Morgan Securities
1300 S.W. Fifth Avenue, Suite 2000
Portland, OR 97201-5667
Joey Warmenhoven
(503) 224-0480

Hoefer and
353 Sacramento Street, 10th floor
San Francisco, CA 94111
Lisa Gallo
(800) 346-5544

Raymond James Financial Services
777 Baywood Drive
Petaluma, CA 94954
Moe Jacobson
(707) 763-0354

Smith Barney
111 Santa Rosa Ave., Suite 303
Santa Rosa, CA 95404
Kirk Aguer
(707) 571-5702

Monroe Securities
47 State Street
Rochester, NY 14614
Helen Rubeins
(888) 995-5560

Sutro & Co.
P.O. Box 2859
Big Bear Lake, CA 92315
Troy Norlander
(800) 288-2811

The table below summarizes those trades of the common stock as reported by Nasdaq, setting forth the high and low prices for the periods shown. The stock prices have been adjusted for stock dividends. Furthermore, the prices shown are for shares of common stock of the Bank for periods prior to November 1, 2000, and for the Company following that date.

| Quarter Ended: | High | Low |
|---|---|---|
| March 31, 2000 | $16.32 | $15.42 |
| June 30, 2000 | 16.32 | 14.51 |
| September 30, 2000 | 16.67 | 14.51 |
| December 31, 2000 | 21.90 | 15.71 |
| | | |
| March 31, 2001 | $20.12 | $17.74 |
| June 30, 2001 | 20.00 | 19.19 |
| September 30, 2001 | 23.00 | 19.71 |
| December 31, 2001 | 22.25 | 21.15 |

As of February 20, 2002, there were 1,079 holders of record of the Company's common stock.


TOTAL RETURN PERFORMANCE
(Assumes $100 Investment on 12/31/96)
Sonoma Valley Bancorp
S&P 500
SNL <$250M Bank Index
INDEX VALUE
(Dollars)
300
280
260
240
220
200
180
160
140
120
100
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01

| INDEX | PERIOD ENDING 12/31/96 | 12/31/97 | 12/31/98 | 12/31/99 | 12/31/00 | 12/31/01 |
|---|---|---|---|---|---|---|
| Sonoma Valley Bancorp | $100.00 | $220.00 | $176.00 | $206.45 | $230.42 | $278.87 |
| S&P 500 | $100.00 | $133.37 | $171.44 | $207.52 | $188.62 | $166.22 |
| SNL <$250M Bank Index | $100.00 | $163.18 | $155.12 | $136.21 | $134.86 | $168.15 |

(Source: SNL Financial LC)

Richardson & Company

550 Howe Ave., Suite 210
Sacramento, California 95825

Telephone (916) 564-8727
FAX (916) 564-8728

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Sonoma Valley Bancorp and Subsidiary
Sonoma, California

We have audited the accompanying consolidated balance sheets of Sonoma Valley Bancorp and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in the shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonoma Valley Bancorp and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Richardson & Company

January 30, 2002

# CONSOLIDATED BALANCE SHEETS

*December 31, 2001 and 2000*

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | $ 7,150,662 | $ 7,262,394 |
| Federal funds sold | 13,250,000 | 2,920,000 |
| Total cash and cash equivalents | 20,400,662 | 10,182,394 |
| Investment securities available-for-sale, at fair value | 10,936,270 | 21,358.387 |
| Investment securities held-to-maturity (fair value of $12,142,652 and $12,414,261, respectively) | 11,795,980 | 12.182.311 |
| Loans and lease financing receivables, net | 105,032,209 | 90,464.005 |
| Premises and equipment, net | 620,652 | 607,298 |
| Accrued interest receivable | 952,061 | 1,151,924 |
| Cash surrender value of life insurance | 5,030,531 | 1,917,304 |
| Other assets | 2,581,839 | 2,492,353 |
| Total assets | $ 157,350,204 | $ 140,355,976 |
| LIABILITIES | | |
| Noninterest-bearing demand deposits | $ 32,296,390 | $ 31,072,318 |
| Interest-bearing transaction deposits | 23,865,954 | 21,369,905 |
| Savings and money market deposits | 45,523,306 | 35,551,104 |
| Time deposits, $100,000 and over | 17,809,990 | 16,278,342 |
| Other time deposits | 18,159,339 | 18,824,403 |
| Total deposits | 137,654,979 | 123,096,072 |
| Accrued interest payable and other liabilities | 3,024,163 | 2,954,658 |
| Total liabilities | 140,679,142 | 126,050,730 |
| Commitments and contingencies (see accompanying notes) | | |
| SHAREHOLDERS' EQUITY | | |
| Common stock, no par value; 10,000,000 shares authorized; 1,333,504 shares in 2001 and 1,281,680 in 2000 issued and outstanding | 11,025,885 | 9,585,003 |
| Retained earnings | 5,483,779 | 4,641,551 |
| Accumulated other comprehensive income | 161,398 | 78,692 |
| Total shareholders' equity | 16,671,062 | 14,305,246 |
| Total liabilities and shareholders' equity | $ 157,350,204 | $ 140,355,976 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF OPERATIONS

*For the years ended December 31, 2001, 2000 and 1999*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| INTEREST INCOME | | | |
| Loans and leases | $ 9,251,314 | $ 8,588,054 | $ 7,032,537 |
| Taxable securities | 1,013,330 | 1,441,452 | 878,336 |
| Tax-exempt securities | 552,110 | 539,863 | 459,345 |
| Federal funds sold | 286,083 | 294,165 | 831,763 |
| Dividends | 15,812 | 21,682 | 17,798 |
| Total interest income | 11,118,649 | 10,885,216 | 9,219,779 |
| INTEREST EXPENSE | | | |
| Interest-bearing transaction deposits | 149,078 | 203,767 | 193,078 |
| Savings and money market deposits | 996,864 | 1,016,445 | 881,292 |
| Time deposits, $100,000 and over | 844,351 | 830,920 | 607,425 |
| Other time deposits | 885,322 | 946,805 | 839,090 |
| Other | 7,221 | 17,579 | |
| Total interest expense | 2,882,836 | 3,015,516 | 2,520,885 |
| NET INTEREST INCOME | 8,235,813 | 7,869,700 | 6,698,894 |
| Provision for loan and lease losses | 342,000 | 335,000 | 240,000 |
| NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES | 7,893,813 | 7,534,700 | 6,458,894 |
| NON-INTEREST INCOME | 1,309,315 | 892,701 | 941,585 |
| NON-INTEREST EXPENSE | | | |
| Salaries and employee benefits | 3,143,911 | 2,636,374 | 2,205,483 |
| Premises and equipment | 585,748 | 606,044 | 555,691 |
| Other | 1,494,285 | 1,818,221 | 1,853,205 |
| Total non-interest expense | 5,223,944 | 5,060,639 | 4,614,379 |
| Income before provision for income taxes | 3,979,184 | 3,366,762 | 2,786,100 |
| Provision for income taxes | 1,378,940 | 1,160,052 | 975,729 |
| NET INCOME | $ 2,600,244 | $ 2,206,710 | $ 1,810,371 |
| NET INCOME PER SHARE | $ 1.94 | $ 1.64 | $ 1.33 |
| NET INCOME PER SHARE--ASSUMING DILUTION | $ 1.83 | $ 1.59 | $ 1.31 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

*For the years ended December 31, 2001, 2000 and 1999*

| | Comprehensive Income | Common Stock Shares | Common Stock Amount | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|
| BALANCE AT JANUARY 1, 1999 | | 1,186,240 | $ 7,678,967 | $ 2,971,766 | $ 107,777 | $ 10,758,510 |
| 5% stock dividend | | 58,447 | 949,760 | (949,760) | | |
| Fractional shares | | | | (7,181) | | (7,181) |
| Redemption and retirement of stock | | (14,526) | (93,983) | (153,618) | | (247,601) |
| Net income for the year | $ 1,810,371 | | | 1,810,371 | | 1,810,371 |
| Other comprehensive loss, net of tax: | | | | | | |
| Unrealized holding losses on securities available for sale arising during the year, net of taxes of $181,430 | (259,421) | | | | | |
| Other comprehensive loss, net of taxes | (259,421) | | | | (259,421) | (259,421) |
| Total comprehensive income | $ 1,550.950 | | | | | |
| BALANCE AT DECEMBER 31, 1999 | | 1,230,161 | $ 8,534,744 | $ 3,671,578 | $ (151,644) | $ 12,054.678 |
| 5% stock dividend | | 60,605 | 1,068,160 | (1,068,160) | | |
| Fractional shares | | | | (7,912) | | (7,912) |
| Redemption and retirement of stock | | (14,168) | (91,667) | (160,665) | | (252,332) |
| Stock options exercised and related tax benefits | | 5,082 | 73,766 | | | 73,766 |
| Net income for the year | $ 2,206,710 | | | 2,206,710 | | 2,206,710 |
| Other comprehensive income, net of tax: | | | | | | |
| Unrealized holding gains on securities available-for-sale arising during the year, net of taxes of $161,088 | 230,336 | | | | | |
| Other comprehensive income, net of taxes | 230,336 | | | | 230,336 | 230,336 |
| Total comprehensive income | $ 2,437,046 | | | | | |
| BALANCE AT DECEMBER 31, 2000 | | 1,281,680 | $ 9,585,003 | $ 4,641,551 | $ 78,692 | $ 14,305,246 |
| 5% stock dividend | | 63,104 | 1,381,976 | (1,381,976) | | |
| Fractional shares | | | | (11,955) | | (11,955) |
| Redemption and retirement of stock | | (27,717) | (207,323) | (364,085) | | (571,408) |
| Stock options exercised and related tax benefits | | 16,437 | 266,229 | | | 266,229 |
| Net income for the year | $ 2,600,244 | | | 2,600,244 | | 2,600,244 |
| Other comprehensive income, net of tax: | | | | | | |
| Unrealized holding gains on securities available-for-sale arising during the year, net of taxes of $57,842 | 82,706 | | | | | |
| Other comprehensive income, net of taxes | 82,706 | | | | 82,706 | 82,706 |
| Total comprehensive income | $ 2,682,950 | | | | | |
| **BALANCE AT DECEMBER 31, 2001** | | 1,333,504 | $11,025,885 | $ 5,483,779 | $ 161,398 | $ 16,671,062 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*For the years ended December 31, 2001, 2000 and 1999*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net income | **$ 2,600,244** | $ 2,206,710 | $ 1,810,371 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan and lease losses | **342,000** | 335,000 | 240,000 |
| Depreciation | **142,683** | 150,492 | 147,943 |
| Loss on sale of equipment | | 12,029 | |
| Amortization and other | **71,782** | 93,539 | 102,787 |
| Net change in interest receivable | **199,863** | (116,331) | (172,070) |
| Net change in cash surrender value of life insurance | **(113,227)** | (73,567) | (68,732) |
| Net change in other assets | **(95,957)** | (811,450) | (399,699) |
| Net change in interest payable and other liabilities | **69,505** | 616,358 | 709,903 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **3,216,893** | 2,412,780 | 2,370,503 |
| INVESTING ACTIVITIES | | | |
| Purchases of securities held-to-maturity | **(1,129,886)** | (3,179,416) | (1,997,672) |
| Purchases of securities available-for-sale | **(15,600)** | (3,240,876) | (17,579,197) |
| Proceeds from maturing securities held-to- maturity | **1,472,700** | 1,832,000 | 895,000 |
| Proceeds from maturing securities available-for-sale | **10,550,000** | 1,215,000 | 8,864,131 |
| Proceeds from sales of securities available-for-sale | | 2,915,968 | |
| Net increase in loans and leases | **(14,910,204)** | (12,432,526) | (7,224,067) |
| Purchases of premises and equipment | **(156,037)** | (226,378) | (116,229) |
| Purchases of life insurance | **(3,000,000)** | (450,000) | |
| Proceeds from disposal of equipment | | 19,700 | |
| NET CASH USED FOR INVESTING ACTIVITIES | **(7,189,027)** | (13,546,528) | (17,158,034) |
| FINANCING ACTIVITIES | | | |
| Net change in demand, interest-bearing transaction and savings deposits | **$ 13,692,323** | $ 6,043,892 | $ 7,941,356 |
| Net change in time deposits | **866,584** | 1,864,642 | 2,254,262 |
| Stock repurchases | **(571,408)** | (252,332) | (247,601) |
| Stock options exercised | **214,858** | 61,602 | |
| Fractional shares purchased | **(11,955)** | (7,912) | (7,181) |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | **14,190,402** | 7,709,892 | 9,940,836 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | **10,218,268** | (3,423,856) | (4,846,695) |
| Cash and cash equivalents at beginning of year | **10,182,394** | 13,606,250 | 18,452,945 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | **$ 20,400,662** | $ 10,182,394 | $ 13,606,250 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash paid during the year for: | | | |
| Interest expense | **$ 2,920,348** | $ 2,994,750 | $ 2,517,610 |
| Income taxes | **$ 1,556,000** | $ 1,849,000 | $ 1,346,000 |
| SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES: | | | |
| Stock dividend | **$ 1,381,976** | $ 1,068,160 | $ 949,760 |
| Net change in unrealized gains and losses on securities | **$ 140,548** | $ 391,425 | $ (440,851) |
| Net change in deferred income taxes on unrealized gains and losses on securities | **$ (57,842)** | $ (161,089) | $ 181,430 |

*The accompanying notes are an integral part of these financial statements.*

# NOTES TO FINANCIAL STATEMENTS

*December 31, 2001, 2000 and 1999*

## NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Business: During 2000, the shareholders of Sonoma Valley Bank (the Bank) approved a Plan of Reorganization and Merger Agreement, which provided for the formation of Sonoma Valley Bancorp (the Bancorp) (a bank holding company) and the conversion of each share of outstanding Bank common stock into one share of no par value Bancorp common stock. Effective November 1, 2000, the Bancorp issued 1,281,680 shares of its common stock for all of the outstanding common stock of the Bank through a merger which has been accounted for similar to a pooling of interests in that the historical cost basis of the Bank has been carried forward. As a result of the merger, the Bank became the wholly owned subsidiary of the Bancorp.

Sonoma Valley Bank was organized in 1987 and commenced operations on June 3, 1988 as a California state-chartered bank. The Bank is subject to regulation, supervision and regular examination by the State Department of Financial Institutions and Federal Deposit Insurance Corporation. The regulations of these agencies govern most aspects of the Bank's business.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and the Bank. All material intercompany accounts and transactions have been eliminated.

Nature of Operations: The Bank provides a variety of banking services to individuals and businesses in its primary service area of Sonoma, California and the immediate surrounding area. The Bank offers depository and lending services primarily to meet the needs of its business and professional clientele. These services include a variety of demand deposit, savings and time deposit account alternatives, and special merchant and business services. The Bank's lending activities are directed primarily towards granting short and medium-term commercial loans, customized lines of credit, for such purposes as operating capital, business and professional start-ups, inventory, equipment and accounts receivable, and interim construction financing. The Bank also targets Small Business Administration guaranteed loans to qualified small business borrowers.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and due from banks" and "Federal funds sold." Generally, federal funds are sold or purchased for one-day periods.

Investment Securities: Securities are classified as held-to-maturity if the Bancorp has both the intent and ability to hold those debt securities to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

Securities are classified as available-for-sale if the Bancorp intends to hold those debt securities for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bancorp's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are carried at fair value. Unrealized holding gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Loans and Lease Financing Receivables: Loans are stated at the amount of unpaid principal, less the allowance for loan losses and net deferred loan fees. Interest on loans is accrued and credited to income based on the principal amount outstanding. Loan origination fees and certain direct loan origination costs are capitalized and recognized as an adjustment of the yield on the related loan. However, loan origination costs in excess of fees collected are not deferred but this treatment has an immaterial impact on the financial statements. Amortization of net deferred loan fees is discontinued when the loan is placed on nonaccrual status.

All of the Bancorp's leases are classified and accounted for as direct financing leases. Under the direct financing method of accounting for leases, the total net rentals receivable under the lease contracts, net of unearned income, are recorded as a net investment in direct financing leases, and the unearned income is recognized each month as it is earned so as to produce a constant periodic rate of return on the unrecovered investment.

Allowance for Loan and Lease Losses: The allowance is maintained at a level which, in the opinion of management, is adequate to absorb probable losses inherent in the loan and lease portfolio. Credit losses related to off-balance-sheet instruments are included in the allowance for loan and lease losses except if the loss meets the criteria for accrual under Statement of Financial Accounting Standards No. 5, in which case the amount is accrued and reported separately as a liability. Management determines the adequacy of the allowance based upon reviews of individual loans and leases, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and leases and other pertinent factors. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed monthly and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Loans and leases deemed uncollectible are charged to the allowance. Provisions for loan and lease losses and recoveries on loans previously charged off are added to the allowance.

Commercial loans are considered impaired, based on current information and events, if it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Allowances on impaired loans are established based on the present value of expected future cash flows discounted at the loan's historical effective interest rate or, for collateral-dependent loans, on the fair value of the collateral. Cash receipts on impaired loans are used to reduce principal.

Income Recognition on Impaired and Nonaccrual Loans and Leases: Loans and leases, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or lease or a portion of a loan or lease is classified as doubtful or is partially charged off, the loan or lease is classified as nonaccrual. Loans and leases that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans and leases may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan or lease is classified as nonaccrual and the future collectibility of the recorded balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan or lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets.

Income Taxes: Provisions for income taxes are based on amounts reported in the statements of operations (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards, and then a valuation allowance is established to reduce that deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

Advertising: Advertising costs are charged to operations in the year incurred.

Net Income Per Share of Common Stock: Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, after giving retroactive effect to the stock dividends and splits. Net income per share—assuming dilution is computed similar to net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury method.

Off-Balance-Sheet Financial Instruments: In the ordinary course of business the Bancorp has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Operating Segments: Reportable segments are based on products and services, geography, legal structure, management structure and any other manner in which management desegregates a company for making operating decisions and assessing performance. The Bancorp has determined that its business is comprised of a single operating segment.

Reclassifications: Certain reclassifications have been made to the 2000 balances to conform to the current presentation.

## NOTE B—RESTRICTIONS ON CASH AND DUE FROM BANKS

Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve. The total requirement at December 31, 2001 and 2000 was $2,337,000 and $1,729,000, respectively.

# NOTE C--INVESTMENT SECURITIES

The amortized cost and approximate fair value of investment securities are summarized as follows:

| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **December 31, 2001:** | | | | |
| Securities Available-for-Sale | | | | |
| U.S. Treasury securities | $ 7,005,118 | $ 110,842 | | $ 7,115,960 |
| U.S. Government agency securities | 1,495,960 | 96,070 | | 1,592,030 |
| Corporate securities | 1,893,618 | 67,362 | | 1,960,980 |
| Equity securities | 267,300 | | | 267,300 |
| | $10,661,996 | $ 274,274 | $ | $ 10,936,270 |
| Securities Held-to-Maturity | | | | |
| Municipal securities | $11,795,980 | $ 375,773 | $ (29,101) | $ 12,142,652 |
| | $11,795,980 | $ 375,773 | $ (29,101) | $ 12,142,652 |
| December 31, 2000: | | | | |
| Securities Available-for-Sale | | | | |
| U.S. Treasury securities | $15,031,209 | $ 101,111 | | $ 15,132,320 |
| U.S. Government agency securities | 2,993,693 | 44,134 | $ (109) | 3,037,718 |
| Corporate securities | 2,948,059 | 6,357 | (17,767) | 2,936,649 |
| Equity securities | 251,700 | | | 251,700 |
| | $21,224,661 | $ 151,602 | $ (17,876) | $ 21,358,387 |
| Securities Held-to-Maturity | | | | |
| Municipal securities | $12,182,311 | $ 248,627 | $ (16,677) | $ 12,414,261 |
| | $12,182,311 | $ 248,627 | $ (16,677) | $ 12,414,261 |

Contractual maturities of investment securities at December 31, 2001 were as follows:

| | Securities Available-For-Sale | | Securities Held-To-Maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Due in one year or less | $ 7,005,118 | $ 7,115,960 | $ 1,591,185 | $ 1,619,752 |
| Due after one year through five years | 3,389,578 | 3,553,010 | 5,541,876 | 5,698,636 |
| Due after five years through ten years | | | 1,214,144 | 1,266,645 |
| Due after ten years | | | 3,448,775 | 3,557,619 |
| Equity securities | 267,300 | 267,300 | | |
| | $10,661,996 | $10,936,270 | $11,795,980 | $12,142,652 |

During 2001 and 1999, the Bancorp did not sell any securities available-for-sale. During 2000, the Bancorp sold securities available-for-sale for total proceeds of approximately $2,687,482 resulting in gross realized losses of approximately $97,186 and no gross realized gains.

As of December 31, 2001, investment securities with a carrying amount of $6,228,089 and an approximate fair value of $6,497,135 were pledged, in accordance with federal and state requirements, as collateral for public deposits. Investment securities with a carrying amount and fair value of $4,665,160 at December 31, 2001 were pledged to meet the requirements of the Federal Reserve and the U.S. Department of Justice.

# NOTE D--LOANS AND LEASES AND ALLOWANCE FOR LOAN AND LEASE LOSSES

The composition of the loan and lease portfolio was as follows at December 31:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| Commercial | **$ 72,239,607** | 66.9% | $ 56,119,346 | 60.4% |
| Consumer | **14,246,442** | 13.2% | 14,137,455 | 15.2% |
| Real estate mortgage | **7,237,000** | 6.7% | 9,296,451 | 10.0% |
| Real estate construction | **13,864,265** | 12.9% | 12,570,660 | 13.5% |
| Lease financing receivables, net of unearned income of $70,764 in 2001 and $152,768 in 2000 | **340,714** | 0.3% | 794,784 | 0.9% |
| | **107,928,028** | 100.0% | 92,918,696 | 100.0% |
| Deferred loan fees and costs, net | **(480,264)** | | (334,174) | |
| Allowance for loan and lease losses | **(2,415,555)** | | (2,120,517) | |
| | **$105,032,209** | | $ 90,464,005 | |

At December 31, 2001, the recorded investment in loans for which impairment has been recognized in accordance with Statement of Financial Accounting Standards (Statement) No. 114 totaled $178,000, with a corresponding valuation allowance of $25,000. At December 31, 2000, the recorded investment in loans for which impairment has been recognized in accordance with Statement No. 114 totaled $241,000, with a corresponding valuation allowance of $43,000. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in impaired loans was approximately $192,000, $220,000 and $209,000, respectively. No interest was recognized on impaired loans during 2001, 2000 or 1999.

In addition, at December 31, 2001 and 2000, the Bancorp had other nonaccrual loans of approximately $624,200 and $100,700, respectively, for which impairment had not been recognized.

The Bancorp has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

The maturity and repricing distribution of the loan and lease portfolio at December 31:

| | 2001 | 2000 |
|---|---|---|
| Fixed rate loan maturities | | |
| Three months or less | $ 4,331,247 | $ 7,882,290 |
| Over three months to twelve months | 12,442,102 | 9,482,600 |
| Over one year to five years | 16,285,410 | 16,908,269 |
| Over five years | 26,357,034 | 19,630,840 |
| Floating rate loans repricing | | |
| Quarterly or more frequently | 45,082,138 | 35,047,776 |
| Quarterly to annual frequency | 685,182 | 1,353,849 |
| One to five years frequency | 1,998,052 | 2,319,505 |
| | 107,181,165 | 92,625,129 |
| Nonaccrual loans | 746,863 | 293,567 |
| | $ 107,928,028 | $ 92,918,696 |

An analysis of the changes in the allowance for loan and lease losses is as follows for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Beginning balance | $ 2,120,517 | $ 1,753,894 | $ 1,543,155 |
| Provision for loan and lease losses | 342,000 | 335,000 | 240,000 |
| Loans charged off: | | | |
| Commercial | (44,345) | | (38,875) |
| Consumer | (31,680) | (19,440) | (22,687) |
| | (76,025) | (19,440) | (61,562) |
| Recoveries: | | | |
| Commercial | 10,363 | 38,181 | 26,227 |
| Consumer | 18,700 | 12,882 | 6,074 |
| | 29,063 | 51,063 | 32,301 |
| Ending balance | $ 2,415,555 | $ 2,120,517 | $ 1,753,894 |

# NOTE E--PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Land | $ 175,000 | $ 175,000 |
| Building | 71,943 | 71,943 |
| Leasehold improvements | 199,512 | 188,856 |
| Furniture, fixtures and equipment | 1,125,811 | 980,430 |
| | 1,572,266 | 1,416,229 |
| Less: Accumulated depreciation | (951,614) | (808,931) |
| | $ 620,652 | $ 607,298 |

# NOTE F--TIME DEPOSITS

The maturities of time deposits at December 31, 2001 are as follows:

| | |
|---|---|
| Maturing within one year | $ 32,311,000 |
| Maturing in one year to two years | 2,185,000 |
| Maturing two years through five years | 835,000 |
| Maturing after five years | 638,000 |
| | $ 35,969,000 |

# NOTE G--FEDERAL FUNDS CREDIT LINES

The Bancorp has uncommitted federal funds lines of credit agreements with other banks. The maximum borrowings available under these lines totaled $14,500,000 at December 31, 2001. The Bancorp pledged loans totaling $25,158,620 as collateral to secure advances from the Federal Home Loan Bank of up to $12,920,491. There were no borrowings outstanding under the agreements at December 31, 2001.

# NOTE H--EMPLOYEE BENEFIT PLANS

The Bancorp has a 401(k) Employee Savings Plan (the Plan) in which the Bancorp matches a portion of the employee's contribution each payday. All employees are eligible for participation the first day of the month following six months of employment. Bancorp contributions are 100% vested at all times. The Bancorp made contributions totaling $60,845 in 2001, $64,019 in 2000 and $59,146 in 1999.

The Bancorp purchased single premium life insurance policies in connection with the implementation of retirement plans for four key officers. The policies provide protection against the adverse financial effects from the death of a key officer and provide income to offset expenses associated with the plans. The officers are insured under the policies, but the Bancorp is the owner and beneficiary. At December 31, 2001 and 2000, the cash surrender value of these policies totaled $5,030,531 and $1,917,304, respectively.

The retirement plans are unfunded and provide for the Bancorp to pay the officers specified amounts for specified periods after retirement and allow the officers and directors to defer a portion of current compensation in exchange for the Bancorp's commitment to pay a deferred benefit at retirement. If death occurs prior to or during retirement, the Bancorp will pay the officer's beneficiary or estate the benefits set forth in the plans. Deferred compensation is vested as to the amounts deferred. Liabilities are recorded for the estimated present value of future salary continuation benefits and for the amounts deferred by the officers and directors. At December 31, 2001 and 2000, the liability recorded for the supplemental retirement plan totaled $898,205 and $665,081 respectively. The amount of pension expense related to this plan for 2001 and 2000 was $233,124 and $274,519 respectively. At December 31, 2001 and 2000, the liability recorded for the deferred compensation plan totaled $696,000 and $567,000, respectively. The amount of expense related to this plan for 2001 and 2000 was $60,300 and $47,600, respectively. The following are the components of the accumulated benefit obligation related to the supplemental retirement plan as of December 31:

| | 2001 | 2000 |
|---|---|---|
| Projected benefit obligation | $ 609,162 | $ 303,884 |
| Unamortized net transition obligation | 289,043 | 361,197 |
| Pension liability included in other liabilities | $ 898,205 | $ 665,081 |

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 2001 and 2000. The entire accumulated benefit obligation was fully vested at December 31, 2001 and 2000.

The following is a reconciliation of the beginning and ending balances of the pension liability and the components of net pension expense for the years ended December 31:

| | 2001 | 2000 |
|---|---|---|
| Pension liability at beginning of year | $ 665,081 | $ 390,562 |
| Net periodic pension expense: | | |
| Service cost | 238,323 | 302,468 |
| Interest cost on projected benefit obligation | 42,517 | 19,767 |
| Amortization of unrecognized liability at transition | (47,716) | (47,716) |
| | 233,124 | 274,519 |
| Pension liability at end of year | $ 898,205 | $ 665,081 |

# NOTE I--NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

Non-interest income is comprised of the following for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service charges on deposit accounts | $ 930,171 | $ 692,639 | $ 654,889 |
| Other fee income | 251,042 | 209,418 | 203,441 |
| Investment securities gains (losses) | | (97,186) | |
| Other (none exceeding 1% of revenues) | 128,102 | 87,830 | 83,255 |
| | $ 1,309,315 | $ 892,701 | $ 941,585 |

Other non-interest expense is comprised of the following for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Professional and consulting fees | $ 287,471 | $ 513,706 | $ 662,379 |
| Data processing | 469,750 | 459,559 | 410,728 |
| Stationery and supplies | 158,335 | 159,886 | 142,472 |
| Staff related | 104,092 | 148,724 | 136,018 |
| Advertising and business development | 105,614 | 139,926 | 112,148 |
| Postage and telephone | 116,879 | 110,093 | 105,882 |
| Assessments and insurance | 79,042 | 79,972 | 72,627 |
| Other (none exceeding 1% of revenues) | 173,102 | 206,355 | 210,951 |
| | $ 1,494,285 | $ 1,818,221 | $ 1,853,205 |

# NOTE J--INCOME TAXES

The provision for income taxes is comprised of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current | | | |
| Federal | $ 1,007,904 | $ 1,112,326 | $ 965,997 |
| State | 406,548 | 449,287 | 385,662 |
| | 1,414,452 | 1,561,613 | 1,351,659 |
| Deferred | | | |
| Federal | (50,148) | (311,409) | (285,933) |
| State | 14,636 | (90,152) | (89,997) |
| | (35,512) | (401,561) | (375,930) |
| | $ 1,378,940 | $ 1,160,052 | $ 975,729 |

The following is a reconciliation of income taxes computed at the Federal statutory income tax rate of 34% to the effective income tax rate used for the provision for income taxes:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income tax at Federal statutory rate | $ 1,361,524 | $ 1,144,699 | $ 947,274 |
| State franchise tax, less Federal income tax benefit | 286,497 | 240,872 | 199,328 |
| Interest on municipal obligations exempt from Federal tax | (221,086) | (198,144) | (146,773) |
| Life insurance earnings | (46,598) | (30,276) | (28,286) |
| Meals and entertainment | 7,393 | 5,191 | 4,186 |
| Other differences | (8,790) | (2,290) | |
| Provision for income taxes | $ 1,378,940 | $ 1,160,052 | $ 975,729 |

The tax effects of temporary differences that give rise to the components of the net deferred tax asset recorded as an other asset as of December 31 were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Allowance for loan losses | $ 873,005 | $ 753,634 | $ 619,700 |
| Nonqualified benefit plans | 683,529 | 526,215 | 397,105 |
| Accrued liabilities | 292,618 | 474,744 | 393,383 |
| State franchise taxes | 138,226 | 152,758 | 131,125 |
| Unrealized securities holding losses | | | 106,054 |
| Other | 34,728 | 28,984 | 12,952 |
| Total deferred tax assets | 2,022,106 | 1,936,335 | 1,660,319 |
| Deferred tax liabilities: | | | |
| Unrealized securities holding gains | 112,876 | 55,034 | |
| Depreciation | 10,924 | 9,666 | 23,587 |
| Other | 29,392 | 24,820 | 25,457 |
| Total deferred tax liabilities | 153,192 | 89,520 | 49,044 |
| Net deferred tax asset | $ 1,868,914 | $ 1,846,815 | $ 1,611,275 |

Amounts presented for the tax effects of temporary differences are based upon estimates and assumptions and could vary from amounts ultimately reflected on the Bancorp's tax returns. Accordingly, the variances from amounts reported for prior years are primarily the result of adjustments to conform to the tax returns as filed.

Refundable income taxes were $389,855 and $248,307 at December 31, 2001 and 2000, respectively. The income tax benefit related to net investment losses was $39,996 during 2000. There were no net investment gains or losses in 1999 and 2001.

# NOTE K--STOCK REPURCHASE

The Bancorp has in effect a program to repurchase Sonoma Valley Bancorp stock up to $1 million. As of December 31, 2001, $571,408 was repurchased.

# NOTE L--EARNINGS PER SHARE

The following is the computation of basic and diluted earnings per share for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Basic: | | | |
| Net income | $ 2,600,244 | $ 2,206,710 | $ 1,810,371 |
| Weighted-average common shares outstanding | 1,338,744 | 1,344,166 | 1,363,040 |
| Earnings per share | $ 1.94 | $ 1.64 | $ 1.33 |
| Diluted: | | | |
| Net income | $ 2,600,244 | $ 2,206,710 | $ 1,810,371 |
| Weighted-average common shares outstanding | 1,338,744 | 1,344,166 | 1,363,040 |
| Net effect of dilutive stock options - based on the treasury stock method using average market price | 85,945 | 43,714 | 23,752 |
| Weighted-average common shares outstanding and common stock equivalents | 1,424,689 | 1,387,880 | 1,386,792 |
| Earnings per share - assuming dilution | $ 1.83 | $ 1.59 | $ 1.31 |

# NOTE M--STOCK OPTION PLAN

The Bancorp has a stock-based compensation plan consisting of a fixed stock option plan which is described below. The Bancorp applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Bancorp's stock option plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of Statement of Financial Accounting Standards No. 123, the Bancorp's net income and net income per share would have been adjusted to the pro forma amount indicated below for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income | | | |
| As reported | $ 2,600,244 | $ 2,206,710 | $ 1,810,371 |
| Pro forma | 2,420,321 | 2,026,787 | 1,631,106 |
| Net income per share | | | |
| As reported | 1.94 | 1.64 | 1.33 |
| Pro forma | 1.81 | 1.51 | 1.20 |
| Net income per share--assuming dilution | | | |
| As reported | 1.83 | 1.59 | 1.31 |
| Pro forma | 1.70 | 1.46 | 1.18 |

The Bancorp approved a stock option plan (the Plan), effective March 31, 1996 and terminating March 31, 2006, under which incentive and non-statutory stock options, as defined under the Internal Revenue Code, may be granted. The Plan is administered by a committee appointed by the Board. Options representing 411,814 shares of the Bancorp's authorized and unissued common stock may be granted under the Plan by the committee to directors, full-time officers, and full-time employees of the Bancorp at a price to be determined by the Committee, but in the case of incentive stock options shall not be less than 100% of the fair market value of the shares on the date the incentive stock option is granted. In addition, the Bancorp shall grant options to purchase 2,801 shares of common stock to each Board member on March 1st of each year, provided the person was a member of the Board for the entire preceding year ending December 31st, at an option price equal to the fair market value as of the grant date. The options may have an exercise period of no more than 10 years and are vested upon granting, except for 83,470 of incentive options and 134,448 of nonstatutory options granted in April 1999, which are subject to a graded vesting schedule of 20% per year. No options were granted in 2001 or 2000.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999; dividend yield of zero; expected volatility of 26.94 percent; risk-free interest rates of 5.57 and 5.76 percent for the incentive options and 5.57 and 5.76 percent for the nonstatutory options; and expected lives of 10 years for both the incentive and nonstatutory options.

A summary of stock option activity, adjusted to give effect to stock dividends and stock splits follows for the years ended December 31:

| | Incentive Stock Options | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Weighted - Average Exercise Price | Shares | Weighted - Average Exercise price | Shares | Weighted - Average Exercise Price | Shares |
| Shares under option at beginning of year | $ 13.54 | 122,618 | $ 13.54 | 122,618 | $ 14.42 | 36,342 |
| Options granted | | | | | 13.17 | 86,276 |
| Options exercised | 14.14 | (2,437) | | | | |
| Shares under option at end of year | 13.53 | 120,181 | 13.54 | 122,618 | 13.54 | 122,618 |
| Options exercisable at end of year | | 83,992 | | 69,732 | | 53,037 |
| Weighted-average fair value of options granted during the year | | | | | 7.18 | |

| | Nonstatutory Stock Options | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Weighted - Average Exercise Price | Shares | Weighted - Average Exercise price | Shares | Weighted - Average Exercise Price | Shares |
| Shares under option at beginning of year | $ 13.05 | 218,509 | $ 13.00 | 224,112 | $ 12.56 | 56,028 |
| Options granted | | | | | 13.14 | 168,084 |
| Options exercised | 12.89 | (14,005) | 11.00 | (5,603) | | |
| Shares under option at end of year | 13.06 | 204,504 | 13.05 | 218,509 | 13.00 | 244,112 |
| Options exercisable at end of year | | 120,443 | | 106,453 | | 84,042 |
| Weighted-average fair value of options granted during the year | | | | | 7.18 | |

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

| | Options Outstanding | | |
|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price |
| $9.03 to $10.80 | 37,309 | 5.27 years | $ 9.60 |
| $12.96 to $13.18 | 243,158 | 7.29 years | 13.15 |
| $16.09 to $17.81 | 44,218 | 6.18 years | 16.72 |
| $9.03 to $17.81 | 324,685 | 6.93 years | 13.23 |

| | Options Exercisable | |
|---|---|---|
| Range of Exercise Prices | Number Exercisable | Weighted-Average Exercise Price |
| $9.03 to $10.80 | 37,309 | $ 9.60 |
| $12.96 to $13.18 | 122,908 | 13.13 |
| $16.09 to $17.81 | 44,218 | 16.72 |
| $9.03 to $17.81 | 204,435 | 13.27 |

# NOTE N--RELATED PARTY TRANSACTIONS

The Bancorp has entered into transactions with its directors, executive officers and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of

## NOTE N--RELATED PARTY TRANSACTIONS (Continued)

management, involve more than normal credit risk or present other unfavorable features. The following is a summary of the aggregate activity involving related party borrowers at December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Loans outstanding at beginning of year | $ 2,423,000 | $ 2,035,000 |
| Loan disbursements | 768,000 | 952,000 |
| Loan repayments | (955,000) | (564,000) |
| Loans outstanding at end of year | $ 2,236,000 | $ 2,423,000 |

At December 31, 2001, commitments to related parties of approximately $891,000 were undisbursed. Deposits received from directors and officers totaled $4,277,000 and $4,221,300 at December 31, 2001 and 2000, respectively.

The Bancorp leases its Glen Ellen office from a director of the Bancorp under a noncancellable operating lease. Lease expense for the years ended December 31, 2001 and 2000 was $11,054 and $10,900, respectively. The remaining lease commitment is approximately $14,260 through March 2003 including a minimum inflationary increase of 4% per year. The monthly lease payments will be increased annually based upon the Consumer Price Index, but not less than 4% annually. The term of the lease is 5 years with an option to extend the lease term for an additional 5 years at the same Consumer Price Index limitations.

## NOTE O--COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments: The Bancorp leases its two Sonoma offices and Glen Ellen office under noncancelable operating leases with remaining terms of approximately eight years, four years and two years, respectively. Two of the leases require adjustments to the base rent for changing price indices and have a minimum annual increase of four percent. The Sonoma main office lease has an option to renew for two consecutive five-year terms and the Sonoma annex office has an option to renew for two five-year periods and one four-year period. The Glen Ellen office lease has an option to renew for one additional five-year term. The following table summarizes future minimum commitments under the noncancelable operating leases.

| | |
|---|---|
| Year ended December 31: | |
| 2002 | $ 269,956 |
| 2003 | 270,097 |
| 2004 | 276,222 |
| 2005 | 264,459 |
| 2006 | 253,071 |
| Thereafter | 678,332 |
| | $ 2,012,137 |

Rental expense was $268,000 in 2001, $260,000 in 2000 and $249,000 in 1999. Sublease rental income was $800 and $3,100 in 2000 and 1999. The Bancorp had no sublease rental income in 2001.

Financial Instruments with Off-Balance-Sheet Risk: The Bancorp's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of the Bancorp's commitments and contingent liabilities at December 31, is as follows:

| | Contractual Amounts | |
|---|---|---|
| | 2001 | 2000 |
| Commitments to extend credit | $ 41,920,000 | $ 35,284,000 |
| Standby letters of credit | 952,500 | 493,000 |

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bancorp's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheet. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bancorp.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bancorp evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, certificates of deposits and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending facilities to customers.

The Bancorp has not incurred any losses on its commitments in 2001, 2000 or 1999.

As a guarantor of its customer's credit card accounts, the Bancorp is contingently liable for credit card receivable balances held by another financial institution should the customers default. The total amount guaranteed as of December 31, 2001 and 2000 was $34,000 and $274,500, respectively.

## NOTE P—CONCENTRATIONS OF CREDIT RISK

Most of the Bancorp's business activity is with customers located within the State of California, primarily in Sonoma County. The economy of the Bancorp's primary service area is heavily dependent on the area's major industries which are tourism and agriculture, especially wineries, dairies, cheese producers and turkey breeders. General economic conditions or natural disasters affecting the primary service area or its major industries could affect the ability of customers to repay loans and the value of real property used as collateral. While the Bancorp has a diversified loan portfolio, approximately 82% of these loans are secured by real estate in its service area.

The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit approximates the distribution of loans outstanding. In addition, the Bancorp has loan commitments in the wine industry, tourism industry and construction loans, representing 8%, 6% and 15%, of outstanding loans, respectively. Standby letters of credit were granted primarily to commercial borrowers. The Bancorp, as a matter of policy, does not extend credit to any single borrower or group of related borrowers on a secured basis in excess of 25% of its unimpaired capital (shareholders' equity plus the allowance for credit losses) and on an unsecured basis in excess of 15% of its unimpaired capital.

The concentrations of investments are set forth in Note C. The Bancorp places its investments primarily in financial instruments backed by the U.S. Government and its agencies or by high quality financial institutions, municipalities or corporations. The Bancorp has significant funds deposited with four correspondent banks. At December 31, 2001 the Bancorp had on deposit $6,500,000 and $5,000,000 in federal funds sold to two of these institutions, which represented 40% and 30% of the Bancorp's net worth, respectively. In addition, deposits with one correspondent bank was in excess of the federally insured limit by $505,709 at December 31, 2001. While management recognizes the inherent risks involved in such concentrations, this concentration provides the Bancorp with an effective and cost efficient means of managing its liquidity position and item processing needs. Management closely monitors the financial condition of their correspondent banks on a continuous basis. The Bancorp also maintains additional deposit accounts with other correspondent banks should management determine that a change in its correspondent banking relationship would be appropriate.

At December 31, 2001, the Bancorp had life insurance policies with cash surrender values of $1,688,500 and $1,550,000 with two insurance companies, which represented 10% and 9%, respectively, of the Bancorp's net worth. Management closely monitors the financial condition and rating of this insurance company on a regular basis.

## NOTE Q—REGULATORY MATTERS

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agency. Cash dividends are limited to the lesser of retained earnings, if any, or net income for the last three years, net of the amount of any other distributions made to shareholders during such periods. As of December 31, 2001, $3,829,772 was available for cash dividend distribution without prior approval.

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| | | | *(in thousands)* | | | |
| As of December 31, 2001: | | | | | | |
| Total Capital | | | | | | |
| (to Risk Weighted Assets) | $ 17,781 | 13.1% | ≥$ 10,844 | ≥8.0% | ≥$ 13,605 | ≥10.0% |
| Tier I Capital | | | | | | |
| (to Risk Weighted Assets) | $ 16,072 | 11.8% | ≥$ 5,442 | ≥4.0% | ≥$ 8,163 | ≥ 6.0% |
| Tier I Capital | | | | | | |
| (to Average Assets) | $ 16,072 | 10.4% | ≥$ 6,195 | ≥4.0% | ≥$ 7,743 | ≥ 5.0% |
| As of December 31, 2000: | | | | | | |
| Total Capital | | | | | | |
| (to Risk Weighted Assets) | $ 15,326 | 14.0% | ≥$ 8,731 | ≥8.0% | ≥$ 10,914 | ≥10.0% |
| Tier I Capital | | | | | | |
| (to Risk Weighted Assets) | $ 13,952 | 12.8% | ≥$ 4,366 | ≥4.0% | ≥$ 6,549 | ≥ 6.0% |
| Tier I Capital | | | | | | |
| (to Average Assets) | $ 13,952 | 10.1% | ≥$ 5,520 | ≥4.0% | ≥$ 6,900 | ≥ 5.0% |

## NOTE R--CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

A condensed balance sheet as of December 31, 2001 and 2000 and the related condensed statement of operations and cash flows for the year ended December 31, 2001 and two months ended December 31, 2000 for Sonoma Valley Bancorp (parent company only) are presented as follows (there was no parent company activity during 1999):

Condensed Balance Sheets
December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| Assets | | |
| Cash | $ 349,706 | $ 255,630 |
| Other assets | 87,699 | 19,110 |
| Investment in common stock of subsidiary | 16,233,657 | 14,030,506 |
| | $ 16,671,062 | $ 14,305,246 |
| Shareholders' equity | | |
| Common stock | $ 11,025,885 | $ 9,585,003 |
| Retained earnings | 5,645,177 | 4,720,243 |
| | $ 16,671,062 | $ 14,305,246 |

Condensed Statements of Operations
For the year ended December 31, 2001 and the two months ended December 31, 2000

| | 2001 | 2000 |
|---|---|---|
| Dividend from subsidiary | $ 500,000 | $ 300,000 |
| Expenses | 36,620 | 44,370 |
| Income before income taxes and equity in undistributed income of subsidiary | 463,380 | 255,630 |
| Income tax benefit | 16,419 | 19,110 |
| | 479,799 | 274,740 |
| Equity in undistributed net income of subsidiary | 2,120,445 | 111,750 |
| Net income | $ 2,600,244 | $ 386,490 |

Condensed Statements of Cash Flows
For the year ended December 31, 2001 and the two months ended December 31, 2000

| | 2001 | 2000 |
|---|---|---|
| Operating activities: | | |
| Net income | $ 2,600,244 | $ 386,490 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Equity in undistributed net income of subsidiary | (2,120,445) | (111,750) |
| Increase in other assets | (17,218) | (19,110) |
| Net cash provided by operating activities | 462,581 | 255,630 |
| Financing activities: | | |
| Stock repurchases | (571,408) | |
| Stock options exercised | 214,858 | |
| Fractional shares purchases | (11,955) | |
| Net cash used by financing activities | (368,505) | |
| Net change in cash and cash equivalents | 94,076 | 255,630 |
| Cash and cash equivalents at beginning of year | 255,630 | |
| Cash and cash equivalents at end of year | $ 349,706 | $ 255,630 |
| Supplemental Disclosures of Noncash Activities: | | |
| Stock Dividend | $ 1,381,976 | |

# NOTE S--FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bancorp as a whole.

The estimated fair values of the Bancorp and Subsidiary's financial instruments are as follows at December 31:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Financial assets: | | | | |
| Cash and due from banks | **$ 7,150,662** | **$ 7,150,662** | $ 7,262,394 | $ 7,262,394 |
| Federal funds sold | **13,250,000** | **13,250,000** | 2,920,000 | 2,920,000 |
| Investment securities available-for-sale | **10,936,270** | **10,936,270** | 21,358,387 | 21,358,387 |
| Investment securities held-to-maturity | **11,795,980** | **12,142,652** | 12,182,311 | 12,414,261 |
| Loans and lease financing receivables, net | **105,032,209** | **105,660,396** | 90,464,005 | 89,512,884 |
| Accrued interest receivable | **952,061** | **952,061** | 1,151,924 | 1,151,924 |
| Cash surrender value of life insurance | **5,030,531** | **5,030,531** | 1,917,304 | 1,917,304 |
| Financial liabilities: | | | | |
| Deposits | **137,654,979** | **137,977,557** | 123,096,072 | 123,157,508 |
| Accrued interest payable | **64,423** | **64,423** | 101,935 | 101,935 |

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

The following methods and assumptions were used by the Bancorp in estimating its fair value disclosures for financial instruments:

Cash, due from banks and federal funds sold: The carrying amount is a reasonable estimate of fair value.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying amount of accrued interest receivable approximates its fair value.

Loans and lease financing receivables, net: For variable-rate loans and leases that reprice frequently and fixed rate loans and leases that mature in the near future, with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other fixed rate loans and leases are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans or leases with similar terms to borrowers of similar credit quality. Loan and lease fair value estimates include judgments regarding future expected loss experience and risk characteristics and are adjusted for the allowance for loan and lease losses. The carrying amount of accrued interest receivable approximates its fair value.

Cash surrender value of life insurance: The carrying amount approximates its fair value.

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Off-balance sheet instruments: Off-balance sheet commitments consist of commitments to extend credit and standby letters of credit. The contract or notional amounts of the Bancorp's financial instruments with off-balance-sheet risk are disclosed in Note O. Estimating the fair value of these financial instruments is not considered practicable due to the immateriality of the amounts of fees collected, which are used as a basis for calculating the fair value, on such instruments.

## Board Members

**Robert J. Nicholas**
*Chairman of the Board*
*Retired Chairman,*
*Nicholas Turkey Breeding Farms*

**Mel Switzer, Jr.**
*President and Chief Executive Officer*

**Suzanne Brangham**
*Secretary of the Board*
*President, Classix, Inc.*

**Dale T. Downing**
*Partner, Sonoma Market, Inc and*
*Glen Ellen Village Market*

**Frederick H. Harland**
*Partner,*
*Harland and Lely Corporation*

**Robert B. Hitchcock**
*Retired President,*
*Nicholas Turkey Breeding Farms*

**Gerald J. Marino**
*Retired President, Marino Distributing*

**Gary D. Nelson**
*President, Nelson Personnel Services*

**Angelo Sangiacomo**
*General Manager and Partner,*
*Sangiacomo Vineyards*

**J.R. Stone**
*Retired Chairman,*
*World Products, Inc.*

**Harry W. Weise**
*Retired President, North Bay*
*Insurance Brokers, Inc.*

## Advisory Council

**John Fanucchi**
*Owner, Sonoma Diabetic*
*Education Service*

**Joe Leveroni**
*Victor Leveroni and Sons Dairy*

**Ronald Mezzetta**
*President, G.L., Mezzetta Inc.*

**John A. Petersen, Jr.**
*Private Investor*

**Rich Peterson**
*President, Peterson Mechanical, Inc.*

**William Lewis Perdue III**
*CEO, Smart Wired, Inc.*

**Don Shone**
*Partner, Sonoma Market, Inc. and*
*Glen Ellen Village Market*

**Ray Sullivan**
*Community Ambassador*
*and Senior Preferred Banker*

## Officers

Mel Switzer, Jr.
*President and Chief Executive Officer*

Mary Quade Dieter
*Executive Vice President*
*and Chief Operating Officer*
*and Chief Financial Officer*

Juan Martinez
*Executive Vice President*
*and Chief Lending Officer*

Jean Hopeman
*Senior Vice President/*
*Credit Administration*

Cathleen Gorham
*Vice President/Bank Operations*

Meaghan Hengehold
*Vice President*
*and Human Resources Officer*

Pam Larson
*Vice President*
*and Operations Officer*

Valerie Lee
*Vice President and Loan Officer*

Neil Bone
*Assistant Vice President*
*and Loan Officer*

Christina Coulston
*Assistant Vice President*
*and Marketing Director*

Becky Elster
*Assistant Vice President*
*and Loan Officer*

Janice Freidig
*Assistant Vice President*
*and Finance Officer*

Bob Thomas
*Assistant Vice President*
*and IT Manager*

Alexis Tomsen
*Assistant Vice President and Loan*
*Operations Officer/Credit Analyst*

## Customer Service

*New Accounts Supervisor*
Linda Biancalana

*New Accounts Representatives*
Ellen Bailey
Stephanie Brazil
Anna Grant
Cheryl "Bunky" Harris
Chris Keenan

*Assistant Operations Officers*
Stephanie Hensic
Gina Salinas

*Teller Supervisor*
Evelyn Schofield

*Bank Utilities*
Joyce Burbage
Lisa Deffenbaugh

*Operations Utilities*
Kimberly Martinez
Linda Zepponi

Andrea Adams
Gustavo Anguiano
Gloria Bacani
Lachele Clayton
Rita Craig
Anna Dawson
Veronica Gomez
Sara Hooge
Brian Johnson
Brian Kucker
Cierra Larson
Jeremy Lewis
Hilda Macias
Michael Olson
Maureen O'Neill
Sarah Rathke
Lucy Reyes
Yazmin Ruiz
Moises Vargas

## Loan Operations

*Loan Operations Assistants*
Susana Fernandez
Judy Wilson

## Administration

*Senior Finance Assistant*
Genevieve Lota

*Finance Assistants*
Spring Brewer
Christina Vides

## Residential Mortgage

Vicki Rogers
*Senior Loan Officer*
*Preferred Mortgage Associate*

# Sonoma Valley Bank is proud of its relationship with the following community organizations and charities

A. Thomas Smith M.D. Memorial Fund ✿ Adopt a Watershed ✿ Altimira School ✿ American Cancer Society ✿ American Legion Post 0489 ✿ American Lung Association ✿ American Red Cross ✿ Avalon Players ✿ Becoming Independent ✿ Boy Scouts of America ✿ Broadway Bound Kids ✿ Business Exchange of Sonoma Valley California Chamber of Commerce ✿ Campfire Girls & Boys ✿ Catholic Charities-Sonoma Auxiliary ✿ Council on Aging ✿ Devil's Darlings ✿ Ducks Unlimited ✿ Dunbar School ✿ Elizabeth Perrone Dog Park ✿ El Nido Teen Center ✿ El Verano School ✿ Field of Dreams ✿ Flowery School ✿ Friends in Sonoma Helping ✿ Freixenet Aids Foundation Fund Raiser ✿ Glen Ellen Firefighters ✿ Glen Ellen Historical Society ✿ Hanna Boys Center ✿ Hit the Road Jack ✿ Ignacio Rotary Foundation ✿ Jewish Community Agency ✿ Junior Achievement ✿ Justin-Siena High School ✿ Kenwood Community Business Association ✿ Kenwood Education Foundation ✿ Kenwood Little League ✿ Kenwood Preschool ✿ Konocti Girl Scout Council ✿ La Luz Bilingual Center ✿ Leukemia Society ✿ New York Fire Truck Fund ✿ Petaluma Elks Club/ Bob Leveroni Night ✿ Petaluma Rotary Club ✿ Pets Lifeline ✿ Police Activities League ✿ Presentation School ✿ Prestwood School ✿ Red & White Ball ✿ Salute to the Arts ✿ Santa Rosa Firefighters ✿ Santa Rosa Union Strikers ✿ Sassarini School ✿ Schell Vista Fire District ✿ Search & Rescue ✿ Sebastiani Theater ✿ Sonoma Charter School Foundation ✿ Sonoma Children's Cancer Foundation ✿ Sonoma Children's Theater ✿ Sonoma City Opera ✿ Sonoma Community Center ✿ Sonoma County Big Brothers & Sisters ✿ Sonoma County Grape Growers Association ✿ Sonoma County Search & Rescue Team ✿ Sonoma County Sheriffs Association ✿ Sonoma Ecology Center ✿ Sonoma Future Farmers of America ✿ Sonoma Hometown Band ✿ Sonoma Mission Lions Club ✿ Sonoma Plaza Foundation ✿ Sonoma Sea Dragons ✿ Sonoma Sister Cities ✿ Sonoma Valley Babe Ruth Baseball ✿ Sonoma Valley Blood Bank ✿ Sonoma Valley Chamber of Commerce ✿ Sonoma Valley Children's Chorale ✿ Sonoma Valley Chorale ✿ Sonoma Valley Education Foundation ✿ Sonoma Valley Film Festival ✿ Sonoma Valley Harvest Wine Auction ✿ Sonoma Valley Health & Recreation ✿ Sonoma Valley High School & Creekside High School ✿ Sonoma Valley High School Boosters Club ✿ Sonoma Valley High School Culinary Arts Program ✿ Sonoma Valley High School Grad Night ✿ Sonoma Valley High School Wrestling ✿ Sonoma Valley Hospital Foundation ✿ Sonoma Valley Little League ✿ Sonoma Valley Jazz Society ✿ Sonoma Valley Poetry Festival ✿ Sonoma Valley Pop Warner ✿ Sonoma Valley Rotary Club & Foundation ✿ Sonoma Valley Vintners & Growers Alliance ✿ Sonoma Valley Visitors Bureau ✿ Sonoma Valley Volunteer Firemans' Association ✿ Sonoma Valley Women's Club ✿ Sonoma Valley Youth Soccer Association ✿ Soroptomist ✿ St. Francis Solano School ✿ Sunshine School ✿ Temelec Homeowners Association ✿ The Human Race ✿ The Salvation Army ✿ Turkish Relief Fund ✿ U.C. Regents ✿ United Way ✿ Valley of the Moon Children's Foundation ✿ Vineyard Workers Services ✿ Vintage House ✿ Volunteer Center of Sonoma ✿ VOM Boys & Girls Club ✿ VOM Hospice ✿ VOM Lions Club ✿ VOM Little League ✿ VOM Observatory Association ✿ VOM PCtanque Club ✿ VOM Vintage Festival ✿ Willmar Center for Bereaved Children ✿ Wine Country Theatre ✿ Wine Country Youth Baseball ✿

Each depositor insured to $100,000

FDIC

FEDERAL DEPOSIT INSURANCE CORPORATION

TRANSFER AGENT
American Stock Transfer & Trust
40 Wall Street, 46th Floor
New York, NY 10025
1.800.937.5449

ANNUAL REPORT COPIES

A copy of the Company's Form 10-KSB for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available without charge upon request. Requests should be directed to the Secretary:

Sonoma Valley Bancorp
202 West Napa Street
Sonoma, CA 95476
707.935.3200

Sonoma Branch
202 West Napa Street
P.O. Box 1228
Sonoma, California 95476
707.935.3200

Glen Ellen Branch
13751 Arnold Drive
P.O. Box 486
Glen Ellen, California 95442
707.935.4160

svb@Sonomavlybnk.com
www.SonomaValleyBank.com